Shengfeng Development Limited

March 17, 2023

Via EDGAR

Ms. Irene Barberena-Meissner

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Shengfeng Development Limited
Amendment No. 5 to Registration Statement on Form F-1 Filed March 6, 2023 File No. 333-267367

Dear Ms. Barberena-Meissner:

This letter is in response to the comment provided telephonically on March 16, 2023 and the letter dated March 16, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Shengfeng Development Limited (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amendment to Registration Statement on Form F-1 is being submitted confidentially to accompany this letter.

Amendment No. 5 to Registration Statement on Form F-1

General

1. Please revise your disclosure to discuss the CSRC Trial Measures which will come into effect on March 31, 2023. Also disclose whether or not you will be required to comply with the filing requirements or procedures set forth in the CSRC Trial Measures on March 31, 2023 or otherwise advise.

Response: In response to the Staff’s comment, we revised our disclosure to discuss the CSRC Trial Measures which will come into effect on March 31, 2023. Additionally, we revised our disclosure to provide that if the effectiveness of our registration statement on Form F-1 cannot be declared on or before March 31, 2023, we will be required to complete necessary filing procedures pursuant to the CSRC Trial Measures.

2. Please file a representation as an exhibit that confirms you are not required to comply with the 12-month requirement of audited financial statements in any other jurisdiction outside the United States and that complying with the 12-month requirement is impracticable or involves undue hardship. Refer to paragraph 2 of the Instructions to Item 8.A.4 of Form 20-F.

Response: In response to the Staff’s comment, we filed Exhibit 99.6 to confirm that we are not required to comply with the 12-month requirement of audited financial statements in any other jurisdiction outside the United States, and that complying with the 12-month requirement is impracticable or involves undue hardship.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Yongxu Liu
Name:	Yongxu Liu
Title:	Chief Executive Officer

Ying Li, Esq.

Hunter Taubman Fischer & Li LLC